Exhibit 1

Elbit Systems Awarded $180 Million Purchase Order
Under Framework Agreement to Supply First Three
Watchkeeper X Tactical UAS to the Romanian Ministry
of National Defense

Haifa, Israel, June 21, 2023 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit Systems”) announced today, further to its announcement of December 21, 2022, that it received a first purchase order worth approximately $180 million to supply the first three out of a maximum seven Watchkeeper X tactical Unmanned Aerial Systems (UAS) as part of a framework contract with the Romanian Ministry of National Defense with a maximum value of approximately $410 million (1.89 billion Lei). The purchase order will be performed over a period of two years.

Under the purchase order, Elbit Systems will provide upgraded Watchkeeper X tactical UAS with advanced capabilities including the Spectro XR™ multi-spectral electro-optical payload, new communication capabilities and others.

The Watchkeeper X tactical, Dual Payload UAS is the UK export variant of the British Army manufactured by U-TacS, Elbit Systems' UK subsidiary in cooperation with Thales, and is a derivative of the Hermes™ UAS family. The Watchkeeper X is compatible with NATO standards enabling essential interoperability with NATO and other allied forces.

Yoram Shmuely, General Manager of Elbit Systems Aerospace: "We welcome this partnership with Romania and their trust in our solutions. We also appreciate the continued support and collaboration with the Israeli and UK governments and our business partners on the Watchkeeper program. The ongoing research and development we are investing in the Watchkeeper platform will enhance the capabilities of both the Romanian and British Armed forces to meet evolving operational requirements. This purchase order highlights the strong and growing relationship between Elbit Systems and Romania and illustrates the increased interest in our UAS platforms from countries across Europe and NATO."

About Elbit Systems

Elbit Systems Ltd. is an international high-technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communication systems, radios, cyber-based systems and munitions. The company also focuses on upgrading existing platforms, developing new technologies for defense, homeland security and commercial applications, and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP Communications & Brand
Tel: +972-547659998
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.